As filed with the Securities and Exchange Commission on April 9, 2021
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REGISTRATION STATEMENT
UNDER
SCHEDULE B OF
THE SECURITIES ACT OF 1933

PROVINCE OF BRITISH COLUMBIA
(Canada)
(Name of Registrant)
Khawar Nasim
Consulate General of Canada
466 Lexington Avenue, 20th Floor
New York, New York 10017
(Name and Address of Authorized Agent in the United States)
Copies To:
Ministry of Finance	Jason R. Lehner
Provincial Treasury	Shearman & Sterling LLP
Debt Management Branch	Commerce Court West
620 Superior Street	199 Bay Street
P.O. Box 9423, Stn Prov Govt	Suite 4405
Victoria, British Columbia V8W 9V1	Toronto, Ontario M5L 1E8
(778) 698-5908	(416) 360-2974

Approximate date of commencement of proposed sale to the public: from time to time after the Registration Statement becomes effective as described herein.
The securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933, as amended.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per unit(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee(2)
Debt Securities and Warrants to purchase the same	US$6,989,998,049(3)	100%	US$6,989,998,049	US$762,608.79

(1)
Estimated solely for the purpose of determining the registration fee.

(2)
The Prospectus included in this Registration Statement also relates to US$2,508,100,000 aggregate principal amount of Debt Securities and Warrants registered by Registration Statement No. 333-182088 of which US$1,710,001,951 remains unsold and in respect of which the Province paid a registration fee of US$195,966.22.

(3)
In U.S. dollars or the equivalent thereof in foreign currencies or currency units, plus such additional principal amount as may be necessary such that, if the Debt Securities are issued at an original issue discount, the aggregate initial offering price of the Debt Securities and Warrants registered hereunder, together with the aggregate initial offering price of Debt Securities and Warrants previously registered and are sold as described below, will not exceed $8,700,000,000.

As permitted by Rule 429 under the Securities Act of 1933, as amended, the Prospectus included in this Registration Statement is a combined prospectus relating also to US$2,508,100,000 aggregate principal amount of Debt Securities and Warrants registered under Registration Statement No. 333-182088 of which US$1,710,001,951 remains unsold. This Registration Statement, which is a new registration statement, also constitutes Post-Effective Amendment No. 1 to Registration Statement No. 333-182088 and such Post-Effective Amendment No. 1 shall hereafter become effective concurrently with the effectiveness of this Registration Statement and in accordance with section 8(c) of the Securities Act of 1933, as amended.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

PROVINCE OF BRITISH COLUMBIA
EXPLANATORY NOTE
This Registration Statement relates to US$6,989,998,049 aggregate principal amount of Debt Securities and Warrants to purchase the same of the Province of British Columbia to be offered as separate issues of Debt Securities and/or Warrants from time to time on terms and in the manner to be specified in prospectus supplements to be delivered with the prospectus included in this Registration Statement in connection with each such offering. As permitted by Rule 429 under the Securities Act of 1933, as amended (the “Securities Act”), the prospectus included in this Registration Statement is a combined prospectus which relates to US$8,700,000,000 aggregate principal amount of Debt Securities (plus such additional principal amount as may be necessary such that, if Debt Securities are issued at an original issue discount, the aggregate initial offering price will not exceed US$8,700,000,000) and/or Warrants to purchase the same of the Province of British Columbia, of which US$6,989,998,049 is being registered hereby and US$2,508,100,000 was registered pursuant to Registration Statement No. 333-182088, of which there is US$1,710,001,951 aggregate principal amount of unsold Debt Securities and/or Warrants registered thereunder.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Subject to completion, dated April 9, 2021
PROSPECTUS
PROVINCE OF BRITISH COLUMBIA
(Canada)
US$8,700,000,000
By this prospectus, we may offer debt securities of the Province consisting of any combination of debentures, notes and bonds, and warrants to purchase debt securities.
We may from time to time offer up to US$8,700,000,000 aggregate principal amount of debt securities and warrants or the equivalent in other currencies (plus such additional principal amount as may be necessary such that, if the debt securities are issued at an original issue discount, the aggregate initial offering price will not exceed US$8,700,000,000). We will provide the specific terms of these debt securities and warrants in supplements to this prospectus. You should read this prospectus and the supplements carefully before you invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated                 , 2021.

The prospectus supplement that relates to your debt securities or warrants may update or supersede any of the information in this prospectus.
The words “the Province”, “we”, “our”, “ours” and “us” refer to the Province of British Columbia.
ABOUT THIS PROSPECTUS
This prospectus has been filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf process, we may sell any combination of the debt securities and warrants described in this prospectus in one or more offerings for total aggregate proceeds of up to US$8,700,000,000. This prospectus provides you with a general description of the debt securities and warrants we may offer. Each time we sell debt securities or warrants we will provide a supplement to this prospectus that will contain specific information about the terms of that offering. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information” below.
Prohibition of Sales to EEA retail investors — The debt securities and warrants described in this prospectus are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “IDD”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended or superseded, the “Prospectus Regulation”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the debt securities or warrants or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.
This prospectus has been prepared on the basis that all offers of debt securities or warrants described in this prospectus in any Member State of the European Economic Area will be made pursuant to an exemption under the Prospectus Regulation from the requirement to produce or publish a prospectus for offers of securities. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended or superseded). Accordingly, any person making or intending to make any offer within a Member State of the debt securities or warrants which are the subject of an offering contemplated in this prospectus may only do so to legal entities which are qualified investors as defined in the Prospectus Regulation, provided that no such offer of the debt securities or warrants shall require the Province or any underwriter to produce or publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, in each case in relation to such offer.
Neither the Province nor any underwriter has authorized, nor do they authorize, the making of any offer of debt securities or warrants described in this prospectus to any legal entity which is not a qualified investor as defined in the Prospectus Regulation. Neither the Province nor any underwriters have authorized, nor do they authorize, the making of any offer of the debt securities or warrants through any financial intermediary, other than offers made by the relevant underwriters which constitute the final placement of the debt securities or warrants contemplated in this prospectus.
Prohibition of Sales to UK retail investors — The debt securities and warrants are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended, the “EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement the IDD, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of the Prospectus Regulation as it forms part of domestic law by virtue of the EUWA. No key information document required by the PRIIPS Regulation as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the debt securities or warrants or otherwise making them available to retail investors in the UK has been prepared and the debt securities or warrants will not be offered or sold or otherwise made available to any retail investor in the UK.
This prospectus has been prepared on the basis that the requirement under the UK Prospectus Regulation and FSMA to produce or publish a prospectus for offers of securities does not apply. This prospectus does not constitute a prospectus for the purposes of the UK Prospectus Regulation and FSMA. The expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA.
This document is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, (as amended the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.
References in this prospectus to “Cdn.$” are to lawful money of Canada and “US$” are to lawful money of the United States of America. The daily average exchange rate between the U.S. dollar and the Canadian dollar published by the Bank of Canada on April 8, 2021 was approximately Cdn.$1.00 = US$0.7950.
WHERE YOU CAN FIND MORE INFORMATION
The Province is not subject to the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). However, it does file an annual report and other information with the SEC on a voluntary basis. Information filed by the Province is available from the SEC’s Electronic Document Gathering and Retrieval System (http://www.sec.gov), which is commonly known by the acronym EDGAR, as well as from commercial document retrieval services. The Province maintains a website at www.gov.bc.ca. The information on or accessible through the Province’s website is not part of and is not incorporated by reference into this prospectus, and the inclusion of the Province’s website address in this prospectus is only for reference.
The SEC allows the Province to “incorporate by reference” into this prospectus information filed with the SEC, which means that the Province can disclose important information to you by referring you to these documents.
This prospectus incorporates by reference the documents listed below:
•
the Province’s Annual Report on Form 18-K (File No. 333-82846) for the year ended March 31, 2020 filed with the SEC on October 14, 2020 and the exhibits thereto; and

•
the amendments to the Province’s Annual Report on Form 18-K (File No. 333-82846) for the year ended March 31, 2020 filed with the SEC on Form 18-K/A on December 22, 2020 and January 29, 2021.

The Province also incorporates by reference all future annual reports on Form 18-K and amendments to annual reports on Form 18-K, and any other information the Province files with the SEC pursuant to Sections 13(a) and 13(c) of the Exchange Act until it sells all of the debt securities and warrants authorized to be offered by this prospectus. Each time the Province files a document with the SEC that is incorporated by reference, the information in that document automatically updates or supersedes the information contained in previously filed documents.

You may request a free copy of the annual report and amendments to the annual report by writing or calling the Province at the following address:
Province of British Columbia
Ministry of Finance, Provincial Treasury
Debt Management Branch
P.O. Box 9423 Stn. Prov. Govt.
620 Superior Street
Victoria, British Columbia
Canada, V8W 9V1
Telephone: (778) 698-5908
The Province has not authorized anyone to provide any information other than that provided or incorporated by reference in this prospectus and any prospectus supplement. The Province takes no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The Province is not making an offer of these debt securities or warrants in any state where the offer is not permitted by law. You should not assume that the information in this prospectus or any prospectus supplement or free writing prospectus is accurate as of any date other than the date on the front of those documents.
FORWARD-LOOKING STATEMENTS
The following documents relating to the Province’s debt securities and warrants offered by this prospectus may contain forward-looking statements:
•
this prospectus;

•
any prospectus supplement; and

•
the documents incorporated by reference into this prospectus and any prospectus supplement.

Forward-looking statements are statements that are not historical facts, including statements about the Province’s beliefs and expectations. These statements are based on current plans, estimates and projections and are subject to risks, uncertainties and assumptions that are not realized that could cause the Province’s actual results and the timing of certain events to differ materially from those expressed in the forward-looking statements. You should understand that many important factors, in addition to those discussed or incorporated by reference in this prospectus, could cause the Province’s results to differ materially from those expressed in the forward-looking statements. The forward-looking statements speak only as of the date they are made and the Province undertakes no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information or future events or otherwise, except as may be required by law.
GENERAL DESCRIPTION OF PROVINCE OF BRITISH COLUMBIA
British Columbia is a province of Canada located on the Pacific Coast. It has an area of 95 million hectares, or about 9.5 percent of Canada’s total surface area. More than one-half of British Columbia is covered by forests, which constitutes one of British Columbia’s major natural resources. The British Columbia coastline, which has many ice-free deep water inlets and ports, is approximately seven thousand kilometers in length. There are 1.8 million hectares of lakes and rivers throughout the Province.
During the past 35 years, the British Columbia economy has become more diversified in structure, employment, production and trade. While forest products and other traditional resource-based industries such as fishing and mining have continued, the economy has evolved to encompass a robust petroleum and natural gas industry, secondary manufacturing and an extensive service sector, including technology, tourism, film and television production.
DESCRIPTION OF DEBT SECURITIES AND WARRANTS
The Province may issue debt securities and warrants in distinct series at various times. This section summarizes the terms of the debt securities and warrants that are common to all series. The particular terms and provisions of a series of debt securities and warrants, and how the general terms and provisions described below may apply to that series, will be described in a supplement to this prospectus.
If the terms described in the prospectus supplement that relates to your series differ from the terms described in this prospectus, you should rely on the terms described in the prospectus supplement. The prospectus supplement that relates to your debt securities or warrants may update or supersede any of the information in this section.
General
The debt securities will be direct and unconditional general obligations of the Province. The debt securities will not be secured by any of the Province’s property or assets. The debt securities will not be subordinated to any of the Province’s other general obligations and therefore will rank equally and ratably with all the Province’s other unsecured and unsubordinated indebtedness.
Information to be Specified in the Prospectus Supplement
The prospectus supplement that relates to your debt securities will specify the following terms:
•
the price and aggregate principal amount of the debt securities;

•
the title of the debt securities;

•
the stated maturity date of the debt securities, which is the date on which the Province must repay the principal amount of the debt securities;

•
the interest rate which the debt securities will bear and, if variable, the method by which the interest rate will be calculated;

•
the issue date and the date from which interest will accrue, the dates on which the Province must pay interest, and the record dates for payment of interest;

•
where and how the Province will pay principal and interest;

•
whether and in what circumstances the debt securities may be redeemed or repaid before maturity;

•
whether and in what circumstances the debt securities may be convertible into debt securities of a different series or other indebtedness of the Province;

•
whether any amount payable in respect of the debt securities will be determined based on an index or formula, and how any such amount will be determined;

•
whether the debt securities will be issued with original issue discount for U.S. federal income tax purposes;

•
any foreign currency in which the Province may denominate or pay interest or principal on the debt securities;

•
whether any part or all of the debt securities will be in the form of a global security and the circumstances in which a global security will be exchangeable for certificated (physical) securities;

•
the exchange or exchanges, if any, on which application for listing of the debt securities may be made; and

•
any other material terms of the debt securities.

If applicable, the prospectus supplement will also describe any material United States federal or Canadian income tax considerations applicable to the debt securities.
Form, Exchange and Transfer
The debt securities will be issued:
•
only in fully registered form;

•
without interest coupons; and

•
in minimum aggregate principal amounts of US$5,000 and integral multiples of US$1,000 for amounts in excess of US$5,000, or as described in the prospectus supplement.

The Province may, but is not required to, appoint a fiscal agent or agents to act on its behalf in connection with the debt securities. If appointed, the duties of the fiscal agent for any series of debt securities will be governed by a fiscal agency agreement for that particular series. The Province may appoint different fiscal agents for different series of debt securities and may vary or terminate the appointment of any fiscal agent at any time. The Province may maintain deposit accounts and conduct other banking and financial transactions with the fiscal agent. The fiscal agent, if any, will be the agent of the Province, will not be a trustee for the holders of debt securities and will not have the same responsibilities or duties to act for such holders as would a trustee.
Unless otherwise specified in the prospectus supplement relating to the debt securities, the Province will cause to be maintained at an office in the Borough of Manhattan, The City of New York, a register for the registration of transfers of debt securities issued in registered form.
If debt securities are issued in definitive registered form, you may exchange debt securities registered in your name for other authorized denominations of the same series of equal aggregate principal amount. You may arrange to exchange or transfer debt securities registered in your name at the office of the fiscal agent or other person identified in the prospectus supplement. You will not be required to pay a service charge to transfer or exchange debt securities, other than reasonable fees for the replacement of lost, stolen, mutilated, defaced or destroyed debt securities, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange will be made after the fiscal agent or other person authorized by the Province is satisfied with your evidence of title.
Registered Global Securities
The prospectus supplement that relates to your debt securities will indicate whether any of the debt securities you purchase will be represented by one or more fully registered global debt securities. The aggregate principal amount of any global security equals the sum of the principal amount of all the debt securities it represents. The global security will be registered in the name of a depository identified in the prospectus supplement, or its nominee, and will be deposited with the depository, its nominee or a custodian. The financial institution that acts as the sole direct holder of the global securities is called the “depository”. The terms of the depository arrangement in respect of registered global securities will be described in the prospectus supplement relating to the global securities. Beneficial interests in the debt securities will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants of the depository. The debt securities included in a global security may not be transferred to the name of any other direct holder unless the special circumstances described below occur. Any person wishing to beneficially own a debt security represented by a global security must do so indirectly through brokers, banks or other financial institutions who are participants in the depository.
Special Investor Considerations for Global Securities
Our obligations, as well as the obligations of the fiscal agent and those of any third parties employed by us or the fiscal agent, are owed only to persons who are registered as holders of debt securities. For example, once we make payment to the registered holder, we have no further responsibility for the payment even if that holder is legally required to pass the payment along to you but does not do so. As an indirect holder, an investor’s rights relating to a global security will be governed by the account rules of the investor’s financial institution and of the depository, as well as general laws relating to these types of arrangements.
An investor should be aware that when debt securities are issued in the form of global securities:
•
the investor cannot get debt securities registered in its own name;

•
the investor cannot receive physical certificates for its interest in the debt securities;

•
the investor must look to its own bank, brokerage firm or financial institution for payments on the debt securities and protection of its legal rights relating to the debt securities;

•
the investor may not be able to sell or pledge interests in the debt securities to some insurance companies and other institutions that are required by law to hold the physical certificates of debt securities that they own;

•
the depository’s policies will govern payments, transfers, exchanges and other matters relating to the investor’s interest in the global security;

•
the Province and the fiscal agent have no responsibility for any aspect of the depository’s actions or for its records of ownership interests in the global security;

•
the Province and the fiscal agent do not supervise or review the records of the depository in any way; and

•
the depository will usually require that interests in a global security be purchased or sold within its system using same-day funds.

Special Situations When the Global Security Will be Terminated
In a few special situations described below, a global security will terminate and interests in it will be exchanged for physical certificates representing debt securities. After that exchange, an investor may choose whether to hold debt securities directly or indirectly through an account at its bank, brokerage firm or financial institution. Investors must consult their own banks or brokers to find out how to have their beneficial interests in debt securities transferred into their own names, so that they will be direct registered holders.
The special situations for termination of a global security are:
•
when the depository notifies us that it is unwilling, unable or no longer qualified to continue as depository (unless a replacement depository is named); and

•
when and if we decide to terminate a global security.

The prospectus supplement may list situations for terminating a global security that would apply only to the particular series of debt securities covered by the prospectus supplement. When a global security terminates, the depository (and not the Province or the fiscal agent) is responsible for deciding the names of the institutions that will be the registered holders after the exchange and also for advising the Province and the fiscal agent what the names will be.
Payment of Interest and Principal
On every interest payment date specified in the prospectus supplement, the Province will pay the interest due on a debt security to the person in whose name the debt security is registered at the close of business on the related “record date”. The record date will be specified in the prospectus supplement.
We, our fiscal agent and any of our paying agents appointed through a fiscal agency agreement will treat the registered holders of the debt securities as the absolute owners thereof for all purposes whatsoever and all payments to or on the order of the registered holders will be valid and will discharge our liability and that of the fiscal agent and any paying agent of the debt securities to the extent of the sum or sums so paid.
Unless otherwise specified in the prospectus supplement relating to the debt securities, the Province will make all payments of principal and interest on the debt securities available to the fiscal agent, if any, on the designated dates in immediately available funds. The fiscal agent, if any, will in turn make payments to the registered holders of the debt securities (or, in the case of a global security, to the depository or its nominee) as soon as possible. Any payments of principal and interest on the debt securities are subject to local laws and regulations, including any applicable withholding or other taxes.
Warrants
The Province may issue warrants for the purchase of debt securities, either separately or together with debt securities. The warrants, if any, will be issued under warrant agreements between the Province and a bank or trust company, as warrant agent. The terms of any such agreement will be described in the prospectus supplement that relates to your particular warrants. The prospectus supplement that relates to your particular warrants will describe the following terms:

•
the terms listed under the heading “Description of Debt Securities and Warrants — General — Information to be Specified in the Prospectus Supplement”, as they relate to the particular debt securities you have the right to purchase if you exercise your warrants;

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the amount of debt securities each warrant entitles you to purchase if you exercise your warrants and the purchase price to you of those debt securities;

•
the procedures you must follow and the conditions you must satisfy in order to exercise your warrants;

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the dates on which your right to exercise your warrants begins and expires;

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whether and when your warrants and any debt securities issued together with your warrants may be sold or transferred separately;

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whether the certificates that represent the warrants will be issued in registered or bearer form, whether they will be exchangeable as between such forms, and if issued in registered form, where the warrants can be transferred and registered;

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whether and under what conditions the warrants may be terminated or cancelled by the Province; and

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whether there are any material United States federal or Canadian income tax considerations applicable to the warrants, including possible original issue discount on debt securities issued with warrants.

Canadian Taxation
The following is an overview, as of the date of this prospectus, of the principal income tax considerations in Canada under the Income Tax Act (Canada) (the “Federal Act”) and in British Columbia under the Income Tax Act (British Columbia) (the “BC Act”) generally applicable to a holder of the debt securities or warrants who acquires such debt securities or warrants, including entitlement to all payments thereunder, as beneficial owner, pursuant to this prospectus, and who, at all relevant times, for the purposes of the Federal Act and any applicable income tax convention or treaty, is not resident, and is not deemed to be resident, in Canada and who does not use or hold, and is not deemed to use or hold, the debt securities or warrants in, or in the course of carrying on, a business in Canada and is not an insurer carrying on an insurance business in Canada and elsewhere (a “Non-Resident Holder”).
This overview is based upon the provisions of the Federal Act, the BC Act and the regulations under those Acts in force on the date of this prospectus, proposed amendments thereto in a form publicly announced prior to the date hereof (the “Proposed Amendments”) and counsel’s understanding of the current administrative and assessing practices and policies published in writing by the Canada Revenue Agency. This overview assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This overview does not take into account or anticipate any other changes in law, or administrative or assessing practices, whether by legislative, governmental or judicial action, and does not take into account income tax considerations arising under the law of any country other than Canada or any province other than British Columbia or any income tax convention or treaty between Canada and another country. Subsequent developments could have a material effect on this overview.
In the event that the Canadian federal or British Columbia provincial income tax considerations applicable to particular debt securities or warrants are described in a prospectus supplement relevant to such debt securities or warrants, this overview will be superseded thereby to the extent indicated in such prospectus supplement.
The Province is not required to withhold tax from interest or principal paid or credited, or deemed for the purposes of the Federal Act to be paid or credited, in respect of the debt securities (including amounts on account or in lieu of payment of, or in satisfaction of, interest) to a Non-Resident Holder, including on a repayment, purchase or redemption of the debt securities, unless, generally, all or any part of the interest paid or payable on the debt securities (other than a “prescribed obligation” described below) is contingent or dependent on the use of or production from property in Canada or is computed by reference to revenue, profit, cash flow, commodity price or any other similar criterion or by reference to dividends paid or payable to shareholders of any class or series of a class of shares of the capital stock of a corporation (“Participating

Debt Interest”). A “prescribed obligation” is a debt obligation the terms or conditions of which provide for an adjustment to an amount payable in respect of the obligation for a period during which the obligation was outstanding which adjustment is determined by reference to a change in the purchasing power of money and no amount payable in respect thereof, other than an amount determined by reference to a change in the purchasing power of money, is contingent or dependent on the use of or production from property in Canada or is computed by reference to any of the criteria described in the definition of Participating Debt Interest. If any interest paid or credited or deemed to be paid or credited on the debt securities is to be calculated by reference to an index or formula, such interest may be considered Participating Debt Interest and may, therefore, be subject to Canadian non-resident withholding tax.
A Non-Resident Holder is not otherwise taxable on income or capital gains under the Federal Act or the BC Act in respect of the debt securities or interest, discount or premium thereon.
No tax on income or capital gains is payable by a Non-Resident Holder under the Federal Act or the BC Act in respect of the warrants, whether as a result of their expiry or their exercise or disposition by the Non-Resident Holder.
The overview of Canadian tax considerations above is of a general nature only and is not, and should not be construed to be, legal or tax advice to any particular holder of the debt securities or warrants. Prospective holders should consult their tax advisors for advice regarding the income tax considerations applicable to them.
United States Federal Income Taxation
The following is a summary of the material United States federal income tax consequences of the ownership and disposition of U.S. dollar denominated debt securities to U.S. Holders (as defined below) that acquire debt securities at original issuance at their “issue price” and hold such debt securities as capital assets within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This discussion is limited to debt securities whose “issue price” is, for United States federal income tax purposes, not less than their “stated redemption price at maturity,” each as defined in section 1273 of the Code, by more than a de minimis amount. Tax consequences of debt securities with different terms will be addressed in the prospectus supplement. This summary is based on the Code, existing and proposed Treasury regulations promulgated under the Code, and administrative and judicial interpretations of the Code and those regulations (all as of the date of this prospectus and all of which are subject to change, possibly with retroactive effect).
This summary does not discuss all of the tax consequences that may be relevant to prospective purchasers in light of their particular circumstances or to prospective purchasers subject to special rules, such as banks, financial institutions, insurance companies, tax-exempt organizations, dealers in securities or foreign currencies, persons who will hold debt securities as part of a hedging transaction, “straddle,” conversion transaction, or other integrated transaction, persons who use or are required to use mark-to-market accounting, persons who are subject to the alternative minimum tax, certain former citizens or residents of the United States, or persons whose functional currency (as defined in section 985 of the Code) is not the U.S. dollar. You should consult with your own tax advisors about the application of United States federal income tax law to your particular situation as well as any tax consequences arising under the federal estate and gift tax laws, the Medicare surtax on “net investment income,” and the tax laws of any state, local or foreign jurisdiction.
For purposes of this summary, you are a U.S. Holder if, for United States federal income tax purposes, you are a beneficial owner of a debt security and either:
•
You are a citizen of the United States or a resident of the United States who is a natural person;

•
You are a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision of the United States;

•
You are an estate, and your income is subject to United States federal income taxation regardless of its source; or

•
You are a trust, and (i) both a United States court is able to exercise primary supervision over your administration, and one or more United States persons have the authority to control all of your substantial decisions, or (ii) you have a valid election in effect under applicable Treasury regulations to be treated as a United States person.
If a partnership (or an entity or arrangement treated as a partnership) holds a debt security, the United States federal income tax treatment of a partner generally will depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding a debt security should consult their tax advisor.
Interest
In general, you will be required to include payments of stated interest on the debt securities in your gross income as ordinary income at the time the interest is accrued or received in accordance with your method of accounting for United States federal income tax purposes. This interest will be foreign source income for foreign tax credit purposes and generally will be “passive category” income, but could, in certain circumstances, be “general category” income.
Sale, Exchange, or Retirement
Upon the sale, exchange or retirement of a debt security, you generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (not including any amounts attributable to accrued but unpaid interest, which, unless you have previously included the interest in income, will be taxable to you as such) and your adjusted tax basis in the debt security. Your adjusted tax basis in a debt security generally will be the amount you paid to purchase the debt security. Your gain or loss will generally be a long-term capital gain or loss if you have held the debt securities for more than one year. Non-corporate U.S. Holders, including individuals, may be eligible for a reduced rate of taxation on long-term capital gain. The deduction of capital losses is subject to limitations. Your gain or loss generally will be U.S. source for foreign tax credit purposes.
Backup Withholding
Certain “backup” withholding and information reporting requirements may apply to payments on the debt securities and to proceeds of the sale of the debt securities. The Province, its agent, a broker, the relevant trustee or any paying agent, as the case may be, may withhold amounts from any of these payments to you if you do not furnish your taxpayer identification number (social security number or employer identification number), if you do not certify that you are not subject to backup withholding, or if you otherwise do not comply with the applicable requirements of the backup withholding rules. Certain U.S. Holders (including, among others, corporations) generally are not subject to the foregoing backup withholding and information reporting requirements.
Any amounts withheld under the backup withholding rules from a payment to you would be allowed as a refund or a credit against your United States federal income tax provided that the required information is furnished to the Internal Revenue Service by the date required.
Certain U.S. Holders who are individuals that hold certain foreign financial assets (which may include a debt security) are required to report information related to such assets, subject to certain exceptions. You are urged to consult your tax advisors regarding this reporting requirement.
The above summary does not discuss all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances and income tax situation. You should consult with your own tax advisor as to the specific tax consequences that would result from your ownership and disposition of the debt securities, including the application and effect of state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.
United Kingdom (UK) Taxation
The following applies only to persons who hold their debt securities as investments (regardless of whether the holder also carries on a trade, profession or vocation through a permanent establishment, branch or agency to which the debt securities are attributable) and are the absolute beneficial owners of the debt securities. It is a summary of the Province’s understanding of current UK tax law as applied in England and Wales and published HM Revenue & Customs (“HMRC”) practice in the UK (which may not be binding on HMRC) (in each case as at the date of this prospectus) relating only to the (i) UK withholding tax treatment of payments of interest in respect of the debt securities and (ii) UK stamp duty and stamp duty reserve tax (“SDRT”) consequences of a transfer of, or an agreement to transfer, the debt securities. It does not deal with any other UK taxation implications of acquiring, holding or disposing of the debt securities. The comments in this section assume that the Province is not a UK resident nor acts through a permanent establishment in the UK in relation to the debt securities and that no other nexus with the UK results in interest on the debt securities having a UK source. They do not necessarily apply where the income is deemed for tax purposes to be the income of any other person. They also assume that there will be no substitution of the Province and do not address the consequences of any such substitution. Some aspects do not apply to certain classes of person (such as dealers, certain professional investors and persons connected with the Province) to whom special rules may apply. Holders of the debt securities (or prospective holders of the debt securities) who may be subject to tax in a jurisdiction other than the UK or who may be unsure as to their tax position should seek their own professional advice. In particular, holders of the debt securities should be aware that the tax legislation of any jurisdiction where a holder of a debt securities is resident or otherwise subject to taxation (as well as the UK) may have an impact on the tax consequences of an investment in the debt securities including in respect of any income received from the debt securities.
Interest on the Securities
No withholding or deduction for or on account of UK income tax should be required to be made from payments of interest made by the Province on the debt securities.
Holders of the debt securities who are individuals may wish to note that HMRC has power to obtain information (including, in certain cases, the name and address of the beneficial owner of the relevant payments) from any person in the UK who either pays certain amounts in respect of the debt securities to, or receives certain amounts in respect of the debt securities for the benefit of, an individual. Such information may, in certain circumstances, be exchanged by HMRC with the tax authorities of other jurisdictions.
UK Stamp Duty and SDRT
No UK stamp duty or SDRT is payable on a transfer of, or an agreement to transfer, the debt securities.
Enforceability and Governing Law
We have not agreed to waive any immunities we may have as a foreign government in the courts of the United States nor have we appointed an agent in the United States upon which process may be served. As a result, you may not be able to sue us in a United States court or enforce a judgment against us if granted by a United States court.
However, as we have no immunity from the jurisdiction of the Supreme Court of British Columbia (British Columbia’s superior trial court), you may bring proceedings against us in that court for matters arising under the debt securities or warrants. You may do so whether or not you are a resident of British Columbia or a citizen of Canada and without any need to obtain the consent of any public official or authority. Proceedings against us in the Supreme Court of British Columbia must be brought prior to the expiry of the applicable limitation period and will be governed by the Crown Proceeding Act (British Columbia), which, for example, prohibits jury trials in proceedings against us and makes the remedies of specific performance and injunctions unavailable against us.
While the Crown Proceeding Act (British Columbia) does not permit a court order made against us for the payment of money to be enforced by execution, attachment or process of that nature, it does provide a process under which the amount of such an order is required to be paid by the Minister of Finance out of the Consolidated Revenue Fund of British Columbia, together with any interest that may have accrued by law, unless the order is suspended by a court pending an appeal or otherwise.
The Currency Act (Canada) precludes a Canadian court from giving a judgment in any currency other than Canadian currency. However, under the Foreign Money Claims Act (British Columbia), if a court considers that a person in whose favor an order for the payment of money is to be made will be most truly and exactly compensated if all or part of the money payable under the order is measured in a currency other than Canadian currency, the court must order that the money payable under the order will be that amount of Canadian currency that is necessary to purchase the equivalent amount of the other currency at a chartered bank in British Columbia at the close of business on the last day that the bank quotes a Canadian dollar equivalent to the other currency prior to the payment under the order being made.
Further, in the absence of a waiver of immunity by British Columbia, it would be possible to obtain a United States judgment in an action against British Columbia only if a court were to determine that the United States Foreign Sovereign Immunity Act of 1976 (the “Foreign Sovereign Immunity Act”) precludes the granting of sovereign immunity.
However, even if a United States judgment could be obtained in any such action under the Foreign Sovereign Immunity Act, it may not be possible to obtain in Canada a judgment based on such a United States judgment. Moreover, execution upon property of British Columbia located in the United States to enforce a judgment obtained under the Foreign Sovereign Immunity Act may not be possible except under certain limited circumstances.
Unless otherwise provided in the applicable prospectus supplement, the debt securities and warrants and the fiscal agency agreement and the warrant agreement, if any, will be governed by the laws of British Columbia and the laws of Canada applicable in British Columbia.
USE OF PROCEEDS
Unless otherwise indicated in the applicable prospectus supplement, the net proceeds from the sale of the debt securities and warrants will be paid into the Consolidated Revenue Fund of British Columbia (in some cases after being exchanged in whole or in part for another currency) and may be used for the benefit of the Province or for the purpose of lending money to British Columbia government bodies.
PLAN OF DISTRIBUTION
We may sell debt securities and warrants to the public:
•
through agents;

•
through underwriters or dealers; or

•
directly to purchasers.

We will describe in a prospectus supplement the specific plan of distribution for a particular series of debt securities or warrants, including the name or names of any underwriters, dealers or agents, the purchase price or prices of the debt securities or warrants, the proceeds to the Province from the sale of the debt securities or warrants, any initial public offering price, any underwriting discount or commission and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers. Any initial public offering price and any discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.
We may distribute debt securities and warrants from time to time in one or more transactions:
•
at a fixed price or prices, which may change;

•
at market prices prevailing at the time of sale;

•
at prices related to such prevailing market prices; or

•
at prices to be negotiated with purchasers.

Debt securities and warrants may be sold through agents designated by us. The agents will solicit offers by institutions to purchase the offered debt securities or warrants directly from the Province, pursuant to contracts providing for payment and delivery on a future date. The applicable prospectus supplement will set forth the commission we will pay to the agents and any conditions to the contracts. Unless otherwise indicated in the applicable prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment and will not be acquiring such debt securities or warrants for its own account.

The applicable prospectus supplement will also set forth whether underwriters will be obligated to purchase all of the debt securities or warrants offered thereby if any are purchased.
In connection with the sale of debt securities or warrants, the Province, or purchasers of debt securities or warrants for whom the underwriters may act as agents, may compensate the underwriters in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of debt securities or warrants may be deemed to be underwriters and any discount or commissions received by them from the Province, and any profit on the resale of debt securities or warrants by them, may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended (the “Securities Act”). The prospectus supplement will identify any underwriters with respect to the debt securities or warrants.
We may enter into agreements to indemnify underwriters, dealers and agents who participate in the distribution of debt securities or warrants against certain liabilities, including liabilities under the Securities Act, or to provide contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect thereof.
DEBT RECORD
The Province has never defaulted on any of its direct or guaranteed debt obligations. Payments have been made when due, subject during wartime to any applicable laws and regulations forbidding such payments.
LEGAL MATTERS
Unless otherwise indicated in the prospectus supplement, the validity of the debt securities and warrants, and certain other matters of Canadian and British Columbia law, will be passed upon by a Senior Legal Counsel, Legal Services Branch, Ministry of Attorney General, Province of British Columbia (or another officer of the Ministry of Attorney General, Province of British Columbia), as Canadian counsel for the Province.
Certain matters of United States law in connection with the offering of the debt securities and warrants will be passed upon by Shearman & Sterling LLP, United States counsel to the Province.
AUTHORIZED AGENT
The authorized agent of the Province in the United States is Khawar Nasim, whose address is:
Consulate General of Canada
466 Lexington Avenue, 20th Floor
New York, New York 10017
EXPERTS AND PUBLIC OFFICIAL DOCUMENTS
Information included or incorporated by reference in this prospectus which is designated as being taken from a publication of the Province of British Columbia or Canada, or an agency or instrumentality of either, is included or incorporated herein on the authority of such publication as a public official document.
We confirm that where information has been sourced from a third party, such information included or incorporated by reference has been accurately reproduced and that as far as the Province is aware and is able to ascertain from information published by that third party, no facts have been omitted which would render such information included or incorporated by reference, inaccurate or misleading.
All financial and statistical information of the Province included or incorporated by reference in this prospectus has been taken or derived from records and publications of the Province, including the Public Accounts for the Province of British Columbia, and is included in this prospectus on the authority of Heather Wood, Deputy Minister of Finance.
Heather Wood has supplied, in their official capacity as the Deputy Minister of Finance for the Province, the information set forth or incorporated by reference in this prospectus, other than that set forth under the headings “Plan of Distribution”, “Legal Matters”, “Canadian Taxation”, “United States Federal Income Taxation”, “United Kingdom Taxation” and “Enforceability and Governing Law.”

PART II
SUPPLEMENTAL INFORMATION
(THAT REQUIRED BY ITEMS (11), (13) AND (14) AND A PART OF THAT REQUIRED BY
ITEM (3) OF SCHEDULE B OF THE SECURITIES ACT OF 1933, AS AMENDED)
I.
An itemized statement showing expenses, other than underwriting fees, of the Province of British Columbia (the “Province”) in connection with the sale of a particular issue of Debt Securities and/or Warrants will be provided in an amendment to the Province’s Annual Report on Form 18-K incorporated by reference in, or in a post-effective amendment to, this Registration Statement relating to such issue.

II.
The Registrant hereby agrees to furnish a copy of any agreement or agreements made with any underwriter governing the sale of the Securities in the United States in an amendment to the Province’s Annual Report on Form 18-K incorporated by reference in, or in a post-effective amendment to, this Registration Statement relating to such issue.

III.
The Registrant hereby agrees to furnish a copy of the opinion of a Senior Legal Counsel, Legal Services Branch, Ministry of Attorney General of the Province (or other officer of the Ministry of Attorney General), including a consent relating thereto, in respect of the legality and validity of the Securities in an amendment to the Province’s Annual Report on Form 18-K incorporated by reference in, or in a post-effective amendment to, this Registration Statement relating to such issue.

IV.
All of the funded debt or floating debt of the Province is unsecured, hence there is no provision for substitution of security with regard thereto.

CONTENTS OF THE REGISTRATION STATEMENT
This Registration Statement comprises:
(1)
The facing sheet

(2)
Part I, consisting of the Prospectus

(3)
Part II, consisting of pages II-1 to II-5

(4)
The following exhibits:

A.
Form of Fiscal Agency Agreement, including Form of Debt Securities*

B.
Form of Underwriting Agreement*

C.
Form of Warrant Agreement, including Form of Warrants*

D.
Form of Distribution Agreement*

E.
Opinion of Senior Legal Counsel, Legal Services Branch, Ministry of Attorney General, Province of British Columbia (or another officer of the Ministry of Attorney General, Province of British Columbia), as Canadian counsel for the Province, including a consent relating thereto, in respect of the legality and validity of the Debt Securities and/or Warrants*

F.
Consent of Heather Wood, Deputy Minister of Finance of the Province (See page II-5)

*
Any exhibit required to be filed which is not filed herewith will be filed in an amendment to the Province’s Annual Report on Form 18-K incorporated by reference in, or in a post-effective amendment to, this Registration Statement.

UNDERTAKINGS
The Registrant hereby undertakes:
(a)
To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)
To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that the Registrant shall not be required to file a post-effective amendment otherwise required by clauses (i) and (ii) above if the information required to be included in a post-effective amendment is contained in any report filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that is incorporated by reference in this Registration Statement.
(b)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered hereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)
That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s Annual Report on Form 18-K or of amendments thereto under the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e)
That, for the purpose of determining liability under the Securities Act to any purchaser each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering shall be deemed part of and included in the Registration Statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

SIGNATURE OF REGISTRANT
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, Province of British Columbia, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Victoria, Province of British Columbia, Canada.
PROVINCE OF BRITISH COLUMBIA
By:
/s/ Heather Wood

Name:
Heather Wood

Title:
Deputy Minister of Finance
Province of British Columbia

Victoria, British Columbia
Dated: April 9, 2021

CONSENT OF REGISTRANT’S
AUTHORIZED AGENT IN THE UNITED STATES
Pursuant to the requirements of the Securities Act of 1933, as amended, appearing below is the signature of an authorized agent of the Registrant in the United States.
By:
/s/ Khawar Nasim

Name:
Khawar Nasim

Title:
Consulate General of Canada

New York, New York
Dated: April 9, 2021

CONSENT
I hereby consent to the reference to me under the heading “Experts and Public Official Documents” in the Prospectus constituting Part I of the Registration Statement of the Province of British Columbia with which this consent is filed.
By:
/s/ Heather Wood

Name:
Heather Wood

Title:
Deputy Minister of Finance
Province of British Columbia

Victoria, British Columbia
Dated: April 9, 2021